Pricing Supplement	Filed Pursuant to Rule 424(b)(2)
(To Prospectus dated November 4, 2016	Registration Statement No. 333-213265

and Series A Prospectus Supplement dated November 4, 2016

and Product Supplement STOCK-1 dated November 30, 2016)

Dated September 24, 2018

$50,000,000

BofA Finance LLC

Equity Linked Notes Linked to the Class A Common Stock of Alphabet Inc., due September 28, 2023

Fully and Unconditionally Guaranteed by Bank of America Corporation

•	The CUSIP number for the notes is 09709TMV0.
•	The notes are unsecured senior notes issued by BofA Finance LLC (“BofA Finance”), a direct, wholly-owned subsidiary of Bank of America Corporation (“BAC” or the “Guarantor”), which are fully and unconditionally guaranteed by the Guarantor. All payments due on the notes, including any repayment of principal, will be subject to the credit risk of BofA Finance, as issuer of the notes, and the credit risk of BAC, as guarantor of the notes.
•	The notes will mature on September 28, 2023 (the “maturity date”).
•	Payment on the notes will depend on the performance of the Class A common stock of Alphabet Inc. (the “Underlying Stock”).
•	At maturity, the amount you will be entitled to receive per $1,000 in principal amount of the notes (the “Redemption Amount”) will be equal to the greater of:
a)	$1,000; and
b)	the Alternative Settlement Amount (as defined below).
•	The “Alternative Settlement Amount” will be an amount in cash equal to the product of (a) $1,000 and (b) the quotient of (i) the Final Stock Price, as determined on the Valuation Date, divided by (ii) the Threshold Price (each as defined below).
•	The “Threshold Price” is 129.85% of the Initial Reference Price of the Underlying Stock. You will not receive any additional return at maturity unless the Underlying Stock appreciates by more than 29.85% from the Initial Reference Price to the Final Stock Price.
•	The notes will not be listed on any securities exchange.
•	The notes will be issued in denominations of $1,000 and whole multiples of $1,000.
•	The initial estimated value of the notes is less than the public offering price. The initial estimated value of the notes as of September 24, 2018 (the “pricing date”) is $985 per $1,000 in principal amount. See “Summary” beginning on page PS-3 of this pricing supplement, “Risk Factors” beginning on page PS- 7 of this pricing supplement and “Structuring the Notes” on page PS-16 of this pricing supplement for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.
•	The notes and the related guarantee:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

	Per Note	Total
Public Offering Price	100.00%	$ 50,000,000
Underwriting Discount	0.00%	$ 0
Proceeds (before expenses) to BofA Finance	100.00%	$ 50,000,000

The notes and the related guarantee of the notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS- 7 of this pricing supplement, page PS-5 of the accompanying product supplement, page S-4 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus. You may lose some or all of your principal amount in the notes.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or the guarantee, or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying product supplement, prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on September 28, 2018 against payment in immediately available funds.

BofA Merrill Lynch

Selling Agent

TABLE OF CONTENTS

Page

SUMMARY	pS-3
RISK FACTORS	pS-7
DESCRIPTION OF THE NOTES	pS-11
THE Underlying stock	pS-13
SUPPLEMENTAL PLAN OF DISTRIBUTION; ROLE OF MLPF&S and CONFLICTS OF INTEREST	pS-15
STRUCTURING THE NOTES	pS-16
Validity of THE NOTES	pS-16
U.S. FEDERAL INCOME TAX SUMMARY	pS-17

SUMMARY

The Equity Linked Notes Linked to the Class A Common Stock of Alphabet Inc., due September 28, 2023 (the “notes”) are our senior debt securities. All payments on the notes are fully and unconditionally guaranteed by BAC. The notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured senior debt, and the related guarantee will rank equally with all of BAC’s other unsecured and unsubordinated debt. All payments due on the notes, including any repayment of the principal amount, will be subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor.

All payments on the notes depend on the credit risk of BofA Finance and BAC and on the performance of the Underlying Stock. The economic terms of the notes are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements it enters into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charges described below, reduced the economic terms of the notes to you and the initial estimated value of the notes. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes as of the pricing date.

On the cover page of this pricing supplement, we have provided the initial estimated value for the notes. For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS- 7 and “Structuring the Notes” on page PS-16.

General
Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Term:	Approximately 5 years
Pricing Date:	September 24, 2018
Issue Date:	September 28, 2018
Valuation Date:	September 21, 2023
Maturity Date:	September 28, 2023
Minimum Denominations:	$1,000 and whole multiples of $1,000 in excess of $1,000
Underlying Stock:	The Class A common stock of Alphabet Inc. (Bloomberg ticker: GOOGL). See the section entitled “The Underlying Stock” below. We refer to Alphabet Inc. as the “Underlying Company.”
Determining the Value of the Underlying Stock:
Threshold Price:	$1,531.3778, which is 129.85% of the Initial Reference Price (rounded to four decimal places).
Initial Reference Price:	$1,179.3437. The Initial Reference Price differs from the VWAP (as defined below) and the official closing price of one share of the Underlying Stock on the pricing date.
VWAP	The per share volume-weighted average price of the Underlying Stock (or such other security) as displayed under the heading “Bloomberg VWAP” on Bloomberg page GOOGL Equity AQR (or its equivalent successor if such page is not available, or the Bloomberg page for any other such security) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day, without regard to after-hours trading or any trading outside the regular trading session, or, if such volume-weighted average price is unavailable, the market value of one share of the Underlying Stock (or such other security) on such trading day as determined by the calculation agent in good faith in a commercially reasonable manner, using a volume-weighted average price method, if practicable, in each case, multiplied by the then-current Price Multiplier, subject to the provisions below in the section “Description of the Notes — Anti-Dilution Adjustments” on page PS-12 and in the section “Description of the Notes — Reorganization Events” beginning on page PS-24 in the accompanying product supplement.
Final Stock Price:	The product of the Price Multiplier and the VWAP of one share of the Underlying Stock on the Valuation Date.
Price Multiplier:	The Price Multiplier will be set to 1.0 on the pricing date, subject to adjustment upon the occurrence of certain corporate events affecting the Underlying Stock, including an adjustment to take into account any Ordinary Dividend that is higher or lower than the Base Dividend. See “Description of the Notes — Additional Anti-Dilution Adjustments” on page PS-21 of this pricing supplement and “Description of the Notes — Anti-Dilution Adjustments to Underlying Stocks that Are Common Equity” beginning on page PS-22 in the accompanying product supplement.
Ordinary Dividend:	The regular quarterly cash dividend per one share of the Underlying Stock paid by the Underlying Company.
Base Dividend:	From the issue date to the maturity date, $0.00 per calendar quarter per share of the Underlying Stock. The Base Dividend is used to calculate any adjustments to the Price Multiplier for cash dividends.
Alternative Settlement Amount:	On the Valuation Date, an amount calculated as follows:

$1,000	x	Final Stock Price
Threshold Price

Payment on the Notes at Maturity:	The greater of: a) $1,000; and b) the Alternative Settlement Amount
Listing:	None
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), an affiliate of BofA Finance.
Selling Agent:	MLPF&S

You should read carefully this entire pricing supplement, product supplement, prospectus supplement, and prospectus to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks of an investment in the notes, to determine whether an investment in the notes is appropriate for you. If information in this pricing supplement is inconsistent with the product supplement, prospectus supplement or prospectus, this pricing supplement will supersede those documents. You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. You should rely only on the information contained in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. None of us, the Guarantor or MLPF&S is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted.

You should assume that the information in this pricing supplement, the accompanying product supplement, prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement, prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC (or any other affiliate of BofA Finance).

The above documents may be accessed at the following links:

•	Product supplement STOCK-1 dated November 30, 2016:

https://www.sec.gov/Archives/edgar/data/70858/000119312516780826/d304271d424b2.htm

•	Series A MTN prospectus supplement dated November 4, 2016 and prospectus dated November 4, 2016:

https://www.sec.gov/Archives/edgar/data/70858/000119312516760144/d266649d424b3.htm

Hypothetical Redemption Amount

The following table is for purposes of illustration only. It is based on hypothetical values and shows hypothetical payments at maturity on the notes. It illustrates the calculation of the Redemption Amount and total rate of return based on the Initial Reference Price of $1,179.3437, the Threshold Price of $1,531.3778 (equal to 129.85% of the Initial Reference Price, rounded to four decimal places) and that the hypothetical Final Stock Prices on the Valuation Date will be as specified below.

The actual amount you receive and the resulting total rate of return will depend on the actual Final Stock Price of the Underlying Stock. The numbers appearing in the table below have been rounded for ease of analysis, and do not take into account any tax consequences from investing in the notes.

For recent actual prices of the Underlying Stock, see “The Underlying Stock” section below. All payments on the notes are subject to issuer credit risk.

Final Stock Price on the Valuation Date	Percentage Change from Initial Reference Price to Final Stock Price	Alternative Settlement Amount	Final Payment at Maturity
$0.0000	-100.00%	$0.00	$1,000.00
$117.9344	-90.00%	$77.01	$1,000.00
$235.8687	-80.00%	$154.02	$1,000.00
$353.8031	-70.00%	$231.04	$1,000.00
$471.7375	-60.00%	$308.05	$1,000.00
$589.6719	-50.00%	$385.06	$1,000.00
$707.6062	-40.00%	$462.07	$1,000.00
$825.5406	-30.00%	$539.08	$1,000.00
$943.4750	-20.00%	$616.10	$1,000.00
$1,061.4093	-10.00%	$693.11	$1,000.00
$1,120.3765	-5.00%	$731.61	$1,000.00(2)
$1,179.3437	0.00%	$770.12	$1,000.00
$1,297.2781	10.00%	$847.13	$1,000.00
$1,415.2124	20.00%	$924.14	$1,000.00
$1,531.3778	29.85%	$1,000.00	$1,000.00
$1,533.1468	30.00%	$1,001.16	$1,001.16(1)
$1,651.0812	40.00%	$1,078.17	$1,078.17
$1,769.0156	50.00%	$1,155.18	$1,155.18
$1,886.9499	60.00%	$1,232.19	$1,232.19
$2,004.8843	70.00%	$1,309.20	$1,309.20
$2,122.8187	80.00%	$1,386.21	$1,386.21
$2,240.7530	90.00%	$1,463.23	$1,463.23
$2,358.6874	100.00%	$1,540.24	$1,540.24

(1)	As set forth above, the payment at maturity will only exceed the principal amount if the Final Stock Price exceeds the Threshold Price.
(2)	As set forth above, the payment at maturity cannot be less than the principal amount.

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below and in the accompanying product supplement, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

Your return on the notes may be less than the yield on a conventional debt security of comparable maturity. Any return that you receive on the notes, which could be negative, may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

You will not participate in the full appreciation of the Underlying Stock. Even if the Final Stock Price is greater than the Threshold Price, the payment on the notes at maturity will reflect only appreciation of the Underlying Stock in excess of the Threshold Price. For example, based on the Threshold Price of 129.85% of the Initial Reference Price, if the Final Stock Price were equal to 180% of the Initial Reference Price, the payment on the notes would only be $1,386.21, for a return of approximately 38%, even though the Underlying Stock appreciated by 80% from the Initial Reference Price and by 50% from the Threshold Price, in each case measured in terms of the Initial Reference Price. In contrast, a direct investment in the Underlying Stock would allow you to receive the benefit of any appreciation in its value. Thus, any return on the notes will not reflect the return you would realize if you actually owned shares of the Underlying Stock and received the dividends paid or distributions made on them.

The return on your notes may be zero. Unless the Final Stock Price appreciates beyond the Threshold Price, you will not receive any additional return at maturity, even if the Final Stock Price appreciates from the Initial Reference Price. Therefore, the Redemption Amount may be limited to the principal amount of your notes (a zero return).

The Alternative Settlement Amount is linked to the VWAP of one share of the Underlying Stock. The Alternative Settlement Amount is calculated by reference to the VWAP of one share of the Underlying Stock on the Valuation Date and not by reference to the closing price of one share of the Underlying Stock on the Valuation Date. The closing price of one share of the Underlying Stock may vary significantly from its VWAP. Accordingly, if the VWAP of one share of the Underlying Stock is less than its closing price on the Valuation Date, the Redemption Amount will be less than it would have been if the Alternative Settlement Amount were calculated by reference to the closing price of the Underlying Stock on the Valuation Date.

The anti-dilution adjustments for the Underlying Stock will be limited. The calculation agent may adjust the Price Multiplier for the Underlying Stock and other terms of the notes to reflect certain corporate actions, as described in this document and in the accompanying product supplement. The calculation agent will not be required to make an adjustment for every event that may affect the Underlying Stock, and will have broad discretion to determine whether and to what extent an adjustment is required.

You will have no rights in the Underlying Stock. As a holder of the notes, you will not have any ownership interest or rights in the Underlying Stock, such as voting rights or rights to receive cash dividends or other distributions. In addition, the Underlying Company will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Underlying Stock and the notes.

There are risks associated with a single Underlying Stock. The price of the Underlying Stock can fall sharply due to factors specific to the Underlying Stock and the Underlying Company, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

All payments on the notes are subject to our credit risk and the credit risk of the Guarantor, and actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. All payments on the notes will be fully and unconditionally guaranteed by the Guarantor. The notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of all payments on the notes will be dependent upon our ability and the ability of the Guarantor to repay our obligations under the notes on the maturity date, regardless of the performance of the Underlying Stock. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be at any time during the term of the notes. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the maturity date may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the price of the Underlying Stock, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the notes.

We are a finance subsidiary and, as such, will have limited assets and operations. We are a finance subsidiary of BAC and will have no assets, operations or revenues other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by BAC. As a finance subsidiary, to meet our obligations under the notes, we are dependent upon payment or contribution of funds and/or repayment of outstanding loans from BAC and/or its other subsidiaries. Therefore, our ability to make payments on the notes may be limited. In addition, we will have no independent assets available for distributions to holders of the notes if they make claims in respect of the notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders may be limited to those available under the related guarantee by BAC, and that guarantee will rank equally with all other unsecured senior obligations of BAC.

Neither the offering of the notes nor any views which we, the Guarantor or our other affiliates from time to time may express in the ordinary course of our or their businesses constitutes a recommendation as to the merits of an investment in the notes.

The public offering price you pay for the notes exceeds the initial estimated value. The estimated value that is provided on the cover page of this pricing supplement is an estimate only, determined as of the pricing date by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

The initial estimated value does not represent a minimum or maximum price at which we, the Guarantor, MLPF&S or any of our other affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after the pricing date will vary based on many factors that cannot be predicted with accuracy, including our and the Guarantor’s creditworthiness and changes in market conditions.

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the price of the Underlying Stock, the Guarantor’s internal funding rate, and the inclusion in the public offering price of the hedging related charges, all as further described in “Structuring the Notes” below. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

We cannot assure you that a trading market for your notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on the Guarantor’s financial performance and other factors, including changes in the price of the Underlying Stock. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that MLPF&S will act as a market-maker for the notes, but none of us, the Guarantor or MLPF&S is required to do so. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

Trading and hedging activities by us, the Guarantor and any of our other affiliates may affect your return on the notes and their market value. We, the Guarantor and our other affiliates, including MLPF&S, may buy or sell shares of the Underlying Stock, or futures or options contracts on those securities, or other listed or over-the-counter derivative instruments linked to the Underlying Stock. We, the Guarantor and any of our other affiliates, including MLPF&S, may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under the notes. These transactions could affect the prices of the Underlying Stock in a manner that could be adverse to your investment in the notes. Before the Initial Reference Price is determined, any purchases or sales by us, the Guarantor or our other affiliates, including MLPF&S or others on its behalf (including for the purpose of hedging anticipated exposures), may affect the price of the Underlying Stock. Consequently, the price of the Underlying Stock may change after the Initial Reference Price is determined, adversely affecting the market value of the notes.

We, the Guarantor or one or more of our other affiliates, including MLPF&S, may also engage in hedging activities that could affect the price of the Underlying Stock during the five trading day period in which Initial Reference Price is determined. In addition, these activities may decrease the market value of your notes prior to maturity, and may affect the amounts to be paid on the notes. We, the Guarantor or one or more of our other affiliates, including MLPF&S, may purchase or otherwise acquire a long or short position in the notes and may hold or resell the notes. For example, MLPF&S may enter into these transactions in connection with any market making activities in which it engages. We cannot assure you that these activities will not adversely affect the price of the Underlying Stock, the market value of your notes prior to maturity or the amounts payable on the notes.

Our trading, hedging and other business activities may create conflicts of interest with you. We, the Guarantor or one or more of our other affiliates, including MLPF&S, may engage in trading activities related to the Underlying Stock that are not for your account or on your behalf. We, the Guarantor or one or more of our other affiliates, including MLPF&S, also may issue or underwrite other financial instruments with returns based upon the Underlying Stock. These trading and other business activities may present a conflict of interest between your interest in the notes and the interests we, the Guarantor and our other affiliates, including MLPF&S, may have in our proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the prices of the Underlying Stock or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

We expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the notes. We, the Guarantor or our other affiliates, including MLPF&S, also may enter into hedging transactions relating to other notes or instruments, some of which may have returns calculated in a manner related to that of the notes offered hereby. We may enter into such hedging arrangements with one of our affiliates. Our affiliates may enter into additional hedging transactions with other parties relating to the notes and the Underlying Stock. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, or the hedging activity could also result in a loss. We and our affiliates will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the Guarantor and our other affiliates, including MLPF&S, receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates will be the calculation agent for the notes and, as such, will make a variety of determinations relating to the notes. Under some circumstances, these duties could result in a conflict of interest between its status as our affiliate and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with the calculation agent’s determination as to whether a Market Disruption Event (as defined in the product supplement) has occurred, or in connection with judgments that it would be required to make if certain corporate events occur as to the Underlying Stock. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we expect that the Guarantor will control the calculation agent, potential conflicts of interest could arise.

The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to a holder of the notes. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. We intend to treat the notes as debt instruments for U.S. federal income tax purposes. Accordingly, you should consider the tax consequences of investing in the notes, aspects of which are uncertain. See the section entitled “U.S. Federal Income Tax Summary.”

You may be required to include income on the notes over their term, even though you will not receive any payments until maturity. The notes will be considered to be issued with original issue discount. You will be required to include income on the notes over their term based upon a comparable yield, even though you will not receive any payments until maturity. You are urged to review the section entitled “U.S. Federal Income Tax Summary” and consult your own tax advisor.

You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

*    *    *

Investors in the notes should review the additional risk factors set forth beginning on page PS-5 of the accompanying product supplement prior to making an investment decision.

DESCRIPTION OF THE NOTES

General

The notes will be part of a series of medium-term notes entitled “Senior Medium-Term Notes, Series A” issued under the senior indenture, as amended and supplemented from time to time, among us, the Guarantor and The Bank of New York Mellon Trust Company N.A., as trustee. The senior indenture is more fully described in the prospectus supplement and prospectus. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this pricing supplement.

Our payment obligations on the notes are fully and unconditionally guaranteed by the Guarantor. The notes will rank equally with all of our other unsecured senior debt from time to time outstanding. The guarantee of the notes will rank equally with all other unsecured senior obligations of the Guarantor. All payments due on the notes, including any repayment of principal, are subject to our credit risk, as issuer, and the credit risk of BAC, as guarantor.

The notes will be issued in denominations of $1,000 and whole multiples of $1,000.

If the maturity date is not a business day the payment will be postponed to the next business day, and no interest will be payable as a result of that postponement.

Prior to maturity, the notes are not repayable at your option.

The specific terms of the notes are set forth under the heading “Summary” in this pricing supplement and in this section.

Redemption Amount

At maturity, subject to our credit risk as issuer of the notes and the credit risk of the Guarantor as guarantor of the notes, you will receive the Redemption Amount per note that you hold, denominated in U.S. dollars. The Redemption Amount per note will be the greater of:

•	$1,000; and
•	The Alternative Settlement Amount.

The Alternative Settlement Amount will be calculated as follows:

$1,000	x	Final Stock Price
Threshold Price

The “Threshold Price” of the Underlying Stock (which is 129.85% of the Initial Reference Price) is set forth on page PS-3 above.

Determining the Initial Reference Price and the Final Stock Price of the Underlying Stock

The “Initial Reference Price” is set forth on page PS-3 above.

The “Final Stock Price” will equal the product of the Price Multiplier and the VWAP of one share of the Underlying Stock on the Valuation Date.

Volume-Weighted Average Price (“VWAP”)

The VWAP of one share of the Underlying Stock (or one unit of any other security for which a VWAP must be determined) on any relevant trading day means the per share volume-weighted average price of the Underlying Stock (or such other security) as displayed under the heading “Bloomberg VWAP” on Bloomberg page GOOGL Equity AQR (or its equivalent successor if such page is not available, or the Bloomberg page for any other such security) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day, without regard to after-hours trading or any trading outside the regular trading session, or, if such volume-weighted average price is unavailable, the market value of one share of the Underlying Stock (or such other security) on such trading day as determined by the calculation agent in good faith in a commercially reasonable manner, using a volume-weighted average price method, if practicable, in each case, multiplied by the then-current Price Multiplier, subject to the provisions set forth in the section “Description of the Notes—Reorganization Events” beginning on page PS-24 in the accompanying product supplement and as set forth below.

Additional Anti-Dilution Adjustments

The following provisions will apply to the notes in addition to those set forth under “Description of the Notes — Anti-Dilution Adjustments” in the accompanying product supplement:

Cash Dividends or Distributions

If the Underlying Company pays a dividend or makes a distribution consisting exclusively of cash to all or substantially all holders of shares of the Underlying Stock (other than any dividend or distribution in connection with liquidation, dissolution or winding up of the Underlying Company), then, once the dividend or distribution has become effective and the shares of the Underlying Stock are trading ex-dividend, the Price Multiplier will be adjusted so that the new Price Multiplier will equal the product of:

•	the prior Price Multiplier, and
•	a fraction, the numerator of which is the Closing Market Price per share of the Underlying Stock on the trading day immediately preceding the ex-dividend date for the distribution (the “Ex-Dividend Closing Market Price”) and the denominator of which is the amount by which the Ex-Dividend Closing Market Price exceeds the difference of (i) the aggregate amount in cash per share of the Underlying Stock distributed in that cash dividend or distribution minus (ii) the Base Dividend.

The Base Dividend is subject to adjustment in a manner inversely proportional to adjustments to the Price Multiplier; provided that no adjustment will be made to the Base Dividend for any adjustment to the Price Multiplier under this subsection.

The “Ordinary Dividend” means the regular quarterly cash dividend per one share of the Underlying Stock paid by the Underlying Company.

The “Base Dividend” means, from the original issue date to the maturity date, $0.00 per calendar quarter per share of the Underlying Stock.

Events of Default and Acceleration

If an Event of Default, as defined in the senior indenture and in the section entitled “Events of Default and Rights of Acceleration” beginning on page 35 of the accompanying prospectus, with respect to the notes occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the senior indenture will be equal to the amount described under the caption “— Summary — Payment at Maturity,” calculated as though the Valuation Date is the scheduled trading day ending on the third trading day prior to the date of acceleration.

THE UNDERLYING STOCK

We have derived the following information from publicly available documents. None of us, the Guarantor, MLPF&S or any of our other affiliates has independently verified the accuracy or completeness of the following information.

Because the Underlying Stock is registered under the Exchange Act, the Underlying Company is required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Company can be located at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or through the SEC’s web site at http://www.sec.gov.

This document relates only to the notes and does not relate to the Underlying Stock or to any other securities of the Underlying Company. None of us, the Guarantor, MLPF&S or any of our other affiliates has participated or will participate in the preparation of the Underlying Company’s publicly available documents. None of us, the Guarantor, MLPF&S or any of our other affiliates has made any due diligence inquiry with respect to the Underlying Company in connection with the offering of the notes. None of us, the Guarantor, MLPF&S or any of our other affiliates makes any representation that the publicly available documents or any other publicly available information regarding the Underlying Company are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of this document, including events that would affect the accuracy or completeness of these publicly available documents that would affect the trading price of the Underlying Stock, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure or failure to disclose material future events concerning the Underlying Company could affect the value of the Underlying Stock and therefore could affect your return on the notes. The selection of the Underlying Stock is not a recommendation to buy or sell the Underlying Stock.

Alphabet Inc.

According to publicly available information, the Underlying Company is a holding company for a collection of businesses, the largest of which is Google Inc. On October 2, 2015, Alphabet Inc. became the successor SEC registrant to, and parent holding company of, Google Inc. in connection with a holding company reorganization. In the below graphs, the vertical solid line marker reflects the date Alphabet Inc. became the successor SEC registrant to Google Inc. The historical closing prices to the left of the vertical solid line marker reflect the Class A common stock of Google Inc. and the historical closing prices to the right of the vertical solid line marker reflect the Class A common stock of Alphabet Inc.

The following graph sets forth the historical performance of the VWAP of one share of the Underlying Stock based on the weekly historical VWAP of one share of the Underlying Stock from January 1, 2008 through the pricing date.

The following graph sets forth the historical performance of the closing price of one share of the Underlying Stock from January 1, 2008 through the pricing date.

Any payment on the notes is linked to the VWAP of one share of the Underlying Stock and not to the closing price of one share of the Underlying Stock. The VWAP of one share of the Underlying Stock is determined in a manner that is different from the closing price of one share of the Underlying Stock, and the VWAP of one share of the Underlying Stock will not necessarily correlate with the performance of the closing price of one share of the Underlying Stock. The closing price of one share of the Underlying Stock may vary significantly from the VWAP of one share of the Underlying Stock. Therefore, any payment on the notes may be different from, and may be significantly less than, the payment you would have received if that payment were determined by reference to the closing price of one share of the Underlying Stock.

We obtained the VWAPs and closing prices above from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The relevant amounts may have been adjusted by Bloomberg for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

Since its inception, the Underlying Stock has experienced significant fluctuations. The historical performance of the Underlying Stock should not be taken as an indication of future performance of the Underlying Stock, and no assurance can be given as to the future prices of the Underlying Stock.

SUPPLEMENTAL PLAN OF DISTRIBUTION; ROLE OF MLPF&S AND CONFLICTS OF INTEREST

MLPF&S, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Exchange Act, as in effect as of the date of this pricing supplement, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. MLPF&S will sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. MLPF&S has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount.

MLPF&S and any of our other broker-dealer affiliates, may use this pricing supplement, and the accompanying product supplement, prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. The selling agent may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying Stock and the remaining term of the notes. However, none of us, the Guarantor, MLPF&S or any of our other affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

Any price that MLPF&S may pay to repurchase the notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

No Prospectus (as defined in Directive 2003/71/EC, as amended (the “Prospectus Directive”)) will be prepared in connection with these notes. Accordingly, these notes may not be offered to the public in any member state of the European Economic Area (the “EEA”), and any purchaser of these notes who subsequently sells any of these notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive, as implemented in that member state.

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression “offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (b) a customer, within the meaning of Insurance Distribution Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”), for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

STRUCTURING THE NOTES

The notes are our debt securities, the return on which is linked to the performance of the Underlying Stock. The related guarantees are BAC’s obligations. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.

In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by MLPF&S and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Underlying Stock, the tenor of the notes and the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS- 7 above and “Supplemental Use of Proceeds” on page PS-16 of the accompanying product supplement.

VALIDITY OF THE NOTES

In the opinion of McGuireWoods LLP, as counsel to BofA Finance and BAC, when the trustee has made an appropriate entry on Schedule 1 to the Master Registered Global Note dated November 4, 2016 that represents the notes (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BofA Finance, and the notes have been delivered against payment therefor as contemplated in this pricing supplement and the related prospectus, prospectus supplement and product supplement, all in accordance with the provisions of the indenture governing the notes and the related guarantee, such notes will be legal, valid and binding obligations of BofA Finance, and the related guarantee will be the legal, valid and binding obligations of BAC, subject, in each case, to the effects of applicable bankruptcy, insolvency (including laws relating to preferences, fraudulent transfers and equitable subordination), reorganization, moratorium and other similar laws affecting creditors’ rights generally, and to general principles of equity. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York and the Delaware Limited Liability Company Act and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing) as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture governing the notes and due authentication of the Master Note, the validity, binding nature and enforceability of the indenture governing the notes and the related guarantee with respect to the trustee, the legal capacity of individuals, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as copies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated August 23, 2016, which has been filed as an exhibit to the Registration Statement of BofA Finance and BAC relating to the notes and the related guarantees initially filed with the Securities and Exchange Commission on August 23, 2016.

Sidley Austin LLP, New York, New York, is acting as counsel to MLPF&S and as special tax counsel to BofA Finance and BAC.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. In addition, any reference to “Morrison & Foerster LLP” in the aforementioned tax discussions in the accompanying prospectus and prospectus supplement should be read as a reference to “Sidley Austin LLP.” This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

Although the notes are issued by us, they will be treated as if they were issued by Bank of America Corporation for U.S. federal income tax purposes. Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to Bank of America Corporation unless the context requires otherwise.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus. This discussion does not address the tax consequences applicable to holders subject to Section 451(b) of the Code. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. We intend to treat the notes as debt instruments for U.S. federal income tax purposes and as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method.” The balance of this discussion assumes that this characterization is proper and will be respected.

U.S. Holders

If the notes are properly characterized as contingent payment debt instruments for U.S. federal income tax purposes, such notes generally will be subject to U.S. Treasury regulations governing contingent payment debt instruments. Under those regulations, and as further described under “U.S Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to U.S. Holders—Debt Securities Subject to Contingences” in the accompanying prospectus, a U.S. Holder will be required to report Original Issue Discount (“OID”) or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to the notes. A U.S. Holder of the notes generally will be required to include in income OID in excess of actual cash payments received for certain taxable years.

The following table is based upon a projected payment schedule (including a projected Redemption Amount) and a comparable yield equal to 3.6429% per annum (compounded semi-annually). The comparable yield is our current estimate of the comparable yield based upon market conditions as of the date of this final pricing supplement. It has been determined by us for purposes of applying the Code and the Treasury regulations to the notes. This tax accrual table is based upon a projected payment schedule per $1,000.00 principal amount of the notes, which would consist of a single payment of $1,197.9423 at maturity. The following table is for illustrative purposes only, and we make no representations or predictions as to what the actual Redemption Amount will be.

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 principal amount of the Notes)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 principal amount of the Notes)
September 28, 2018 through December 31, 2018	$9.4108	$9.4108
January 1, 2019 through December 31, 2019	$37.2107	$46.6215
January 1, 2020 through December 31, 2020	$38.4745	$85.0960
January 1, 2021 through December 31, 2021	$39.8890	$124.9850
January 1, 2022 through December 31, 2022	$41.3553	$166.3404
January 1, 2023 through September 28, 2023	$31.6019	$197.9423

Projected Redemption Amount = $1,197.9423 per note.

Upon a sale, exchange, retirement, or other disposition of the notes, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized and that holder’s tax basis in the notes. A U.S. Holder’s tax basis in the notes generally will equal the cost of the notes, increased by the amount of OID previously accrued by the holder for the notes. A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Non-U.S. Holders

Please see the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to Non-U.S. Holders” in the accompanying prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the notes, except that the following disclosure supplements the discussion in the prospectus.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes, if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2021. Based on our determination that the notes are not delta one instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlying Stock or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Underlying Stock or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.